Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

July 29, 2016

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.

Post-Effective Amendment No. 5 to Form S-1 on Form S-1

Filed June 28, 2016

File No. 333-193882

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 25, 2016, relating to the above-captioned Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Post-Effective Amendment No. 6 to the Registration Statement, a copy of which has been marked with the changes from Post-Effective Amendment No. 5 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to David Korvin.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Note 7 Debt, page FS-52

1.	We note your disclosure in your form 10-Q for the period ended March 31, 2016 that certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios. Please revise your filing to disclose whether you were in compliance with such covenants at the end of the periods presented.

We have revised the disclosure on pages 44, FS-25 and FS-52 of the Registration Statement as requested.

* * * * * * * * * * * * *

Securities and Exchange Commission

July 29, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jose Daes